# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PicoCELA Inc., CIK 0002018462
CUSIP: 71989C109
Title of class of securities: American Depositary Shares
Address of issuer's principal executive offices: 2-34-5 Ningyocho, SANOS Building, Nihonb, Tokyo, Japan (M0), 103-0013
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-048786
Filed by CIK 0002068546

## Reporting persons
- EXEO Group Inc.: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: Japan (M0); sole voting power 57,594; shared voting power 0; sole dispositive power 57,594; shared dispositive power 0; aggregate amount beneficially owned 57,594 (4.9% of the class)
  Comment: As of September 30, 2025, the Reporting Person beneficially owned 1,727,820 shares, representing approximately 4.99% of the Issuer's 34,614,207 shares outstanding, and therefore ceased to be the beneficial owner of more than five percent of the Issuer's shares.
  
  On January 26, 2026, the Issuer effected a 1-for-30 reverse stock split, pursuant to which the Reporting Person's holdings were reduced from 1,727,820 shares to 57,594 shares. The reverse stock split did not result in any change in the Reporting Person's proportional ownership, which remains below five percent.

## Item 1. Issuer
Name of issuer: PicoCELA Inc.
Address of issuer's principal executive offices: 2-34-5 Ningyocho, SANOS Building, Nihonbashi, Chuo-ku, Tokyo, M0 103-0013

## Item 2. Person Filing
Name of person filing: Exeo Group Inc.
Address of principal business office or, if none, residence: 29-20 Shibuya 3-chome, Shibuya-ku Tokyo 150-0002, Japan
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 57,594
Percent of class: 4.99
Sole power to vote or to direct the vote: 57,594

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- EXEO Group Inc.: /s/ Keigo Kajimura, Keigo Kajimura, President & CEO (03/11/2026)